CEL-SCI CORPORATION

8229 Boone Blvd. #802

Vienna, Virginia 22182

(703) 506-9460

May 7, 2026

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       CEL-SCI Corporation

             Form S-1

             EC File No.  333-295168

CEL-SCI Corporation withdraws its request for the acceleration of the above referenced registration statement.

Very Truly Yours, CEL-SCI CORPORATION

By:	/s/ Geert Kersten
Geert Kersten
Chief Executive Officer